

CRAZY WOMAN CREEK BANCORP INCORPORATED

2002 ANNUAL REPORT

CRAZY WOMAN CREEK BANCORP INCORPORATED
2002 ANNUAL REPORT

TABLE OF CONTENTS

CRAZY WOMAN
Creek Bancorp

To Our Stockholders:

I am pleased to present our seventh annual report after the completion of our mutual to stock conversion in 1996. This past fiscal year has been one of growth and expansion. With a positive growth forecast for the front range of the Big Horns, the Powder River Basin area of Northeast Wyoming and as the result of a strategic planning session, the Officers and Board of Directors made the decision to establish our third branch located in Sheridan. The construction of the Sheridan branch was completed and the branch opened in April 2002.

The addition of the branch offices in Gillette and Sheridan, Wyoming has enabled the bank to increase deposits and loan volume. Total assets grew from $68.773 million at September 30, 2001 to $75.521 million at September 30, 2002. Loans grew by over twelve million dollars to a balance of $49.339 million and deposits also grew over six million dollars to a total of $46.783 million. The Board and Management are pleased with the development of the branches in Gillette and Sheridan and feels there is excellent potential for future growth.

The Powder River Basin area of Wyoming, including Sheridan Gillette and Buffalo, is currently seeing increased activity in methane well drilling along with planned future development of coal fired electrical generating plants. In addition, the close proximity to the front range of the Big Horn Mountains and associated recreational opportunities has led to an increase in the retirement community. The future for growth along the front range of the Big Horn Mountain range and the eastern portion of the Powder River Basis looks very positive.

Along with growth and expansion, the Bank expects costs of operations to increase. Costs associated with branching will influence income for a period of time until each branch's assets grow to a level where they become profitable. The cost of increased employee compensation and the increased costs of other operations will limit income in the short term, and the prospects for increased returns in the short term, will also be limited. The Board and Management expect the future benefits from the branches will outweigh the income shortfalls that are presently occurring.

Fiscal year 2003 will provide exciting challenges as the officers and directors formulate goals and future directions for the company. Development of products and services will continue as an ongoing part of the planning process. I wish to personally invite all stockholders to our annual meeting that is scheduled for January 29, 2003.

Sincerely,

Gary J. Havens
President

106 Fort Street P.O. Box 1020 Buffalo, Wyoming 82834
Phone (307) 684-5591 Fax (307) 684-7854

CRAZY WOMAN CREEK BANCORP INCORPORATED

Corporate Profile

Crazy Woman Creek Bancorp Incorporated (the "Company") is the parent company of Buffalo Federal Savings Bank ("Buffalo Federal" or the "Bank"). The Company is a savings and loan holding company which, under existing laws, is not restricted in the types of activities in which it can engage. At the present time, the Company does not conduct any significant business and therefore does not employ any persons other than officers. The Company does, however, utilize the support staff and facilities of the Bank from time to time.

Buffalo Federal is a federally-chartered stock savings bank headquartered in Buffalo, Wyoming, which was originally chartered in 1932 under the name "Buffalo Building and Loan Association." Deposits are insured up to the maximum allowable by federal law. The Bank is a community oriented financial institution offering a variety of financial services to meet the needs of the communities that it serves. Buffalo Federal conducts its business from its offices in Buffalo, Gillette and Sheridan, Wyoming.

Buffalo Federal attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate and fund loans secured by first mortgages on owner-occupied, one-to-four family residences in its market area. The Bank also makes commercial real estate, commercial, home equity loans, loans secured by deposits, automobile loans and personal loans and invests in municipal obligations, mortgage-backed securities, and other investments.

Stock Market Information

Since its initial public offering in March 1996, the Company's common stock has been traded on the Nasdaq SmallCap Market under the symbol "CRZY." The following table reflects the stock price highs and lows for each quarter during the last two years as reported by Nasdaq as well as cash dividends declared during the periods.

	HIGH	LOW	DIVIDENDS
July 1, 2002 - September 30, 2002	$ 13.74	$ 11.70	$ 0.12
April 1, 2002 - June 30, 2002	16.75	13.28	0.12
January 1, 2002 - March 31, 2002	15.80	13.35	0.12
October 1, 2001 - December 31, 2001	14.35	12.50	0.12
July 1, 2001 - September 30, 2001	18.50	12.06	0.12
April 1, 2001 - June 30, 2001	16.45	13.00	0.12
January 1, 2001 - March 31, 2001	16.63	11.25	0.12
October 1, 2000 - December 31, 2000	11.78	10.63	0.12

Quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions. The number of shareholders of record of common stock as of December 17, 2002, was approximately 829. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At December 17, 2002, there were 797,024 shares outstanding.

The Company's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS").

FINANCIAL HIGHLIGHTS (Dollars in Thousands except per share date) At or For the Year Ended September 30,	2002	2001	2000	1999	1998
Loan receivable, net	$ 49,339	$ 37,058	$ 30,980	$ 29,727	$ 29,986
Investment and mortgage-backed securities, held to maturity (1)	--	--	--	--	3,938
Investment and mortgage-backed securities, available for sale (1)	18,109	22,003	28,869	29,479	24,635
Total assets	75,521	68,773	64,826	63,661	62,153
Deposits	46,783	40,709	32,081	34,249	32,913
FHLB advances	14,200	13,400	19,300	15,600	14,650
Total stockholders' equity	13,454	13,558	13,079	13,356	14,036
Interest income	4,383	4,404	4,317	4,313	4,420
Interest expense	2,226	2,749	2,532	2,358	2,448
Net interest income	2,127	1,655	1,785	1,955	1,973
Provision for loan losses	30	--	--	6	18
Net income	95	211	559	690	712

OTHER SELECTED DATA At or For the Year Ended September 30,	2002	2001	2000	1999	1998
Performance Ratios:					
Return on average assets (net income divided by average total assets)	0.13%	0.32%	0.88%	1.10%	1.16%
Return on average equity (net income divided by average equity)	0.69%	1.57%	4.28%	4.96%	4.96%
Average interest-earning assets to average interest-bearing liabilities	120.28%	124.35%	126.71%	125.32%	130.65%
Net interest income after provision for loan losses to average earning assets	3.18%	2.59%	2.85%	3.16%	3.25%
Net interest rate spread	2.51%	1.54%	1.77%	2.09%	2.03%
Average equity to average assets ratio (average equity divided by average total assets)	18.83%	20.25%	20.64%	22.20%	23.46%
Equity to assets at period end	17.81%	19.71%	20.18%	20.98%	22.59%
Non-performing assets to total assets	0.13%	0.17%	0.10%	0.22%	0.41%
Non-performing loans to gross loans	0.00%	0.31%	0.20%	0.46%	0.83%
Allowance for loan losses, REO and other Repossessed assets to non-performing Assets	351.04%	258.82%	435.48%	176.60%	110.66%
Allowance for loan losses to gross loans	0.65%	0.80%	0.85%	0.82%	0.93%
Net charge-offs (recoveries) to loans, net	0.00%	(0.10%)	(0.07%)	0.14%	0.12%
Basic earnings per share	$ 0.12	$ 0.27	$ 0.70	$ 0.81	$ 0.79
Diluted earnings per share	$ 0.12	$ 0.27	$ 0.70	$ 0.80	$ 0.77
Book value per share	$ 16.88	$ 17.16	$ 16.73	$ 15.86	$ 15.81

(1) In connection with the adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as of October 1, 1998, the Company reclassified all of its held to maturity securities as available for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in the discussion, the words "believe", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with opening new branches, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revision to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

The Company was formed in connection with the Bank's mutual-to-stock conversion that was consummated on March 29, 1996. The Company's assets are comprised of its investment in the Bank, loans to the Bank's Employee Stock Ownership Plan ("ESOP"), and shares held in two mutual funds. The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest expense paid on interest-bearing liabilities. For the year ended September 30, 2002, the Bank's interest income was $4.383 million, or approximately 97.44% of gross earnings (i.e., interest income and non-interest income). The Bank's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. For the year ended September 30, 2002, the Bank's net interest rate spread was 2.51%. To a lesser extent, the Bank's net earnings also are affected by the level of non-interest income, which primarily consists of service charges and other operating income. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of the federal government and governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

Critical Accounting Policies

Companies may apply certain critical accounting policies requiring management to make subjective or complex judgments, often as a result of the need to estimate the effect of matters that are inherently uncertain. The Company considers its only critical accounting policy to be the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged against earnings. The balance of allowance for loan losses is maintained at the amount management believes will be adequate to absorb known and inherent losses in the loan portfolio. The appropriate balance of allowance for loan losses is determined by applying estimated loss factors to the credit exposure from outstanding loans. Estimated loss factors are based on subjective measurements including management's assessment of the internal risk classifications, changes in the nature of the loan portfolio, industry concentrations and the impact of current local, regional and national economic factors on the quality of the loan portfolio. Changes in these estimates and assumptions are reasonably possible and may have a material impact on the Company's consolidated financial statements, results of operation or liquidity.

Asset/Liability Management and Interest Rate Risk

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

The Bank is subject to significant interest rate risk as a result of its historical emphasis on the origination for portfolio of fixed-rate one-to-four family mortgage loans. In order to improve the Bank's interest rate sensitivity, however, management has attempted to shorten the maturities of the Bank's assets and lengthen the maturities of its liabilities, while maintaining asset quality. This strategy has been implemented by (i) emphasizing the origination for portfolio of 3 and 5 year balloon mortgage loans; (ii) brokering 15 to 30-year fixed-rate mortgage loans for a third party and receiving a commission; (iii) offering adjustable rate home equity and shorter-term installment loans; (iv) emphasizing the solicitation and retention of core deposits and lengthening the average maturity of deposits by adopting a tiered pricing program for its certificates of deposit (offering higher rates on longer term certificates) and managing deposit interest rates; (v) purchasing for its own portfolio adjustable-rate mortgage-backed securities, (vi) investing in short- and intermediate-term investment securities, (vii) emphasizing the origination of adjustable-rate mortgage loans; (viii) utilizing FHLB advances to facilitate growth and lengthen liabilities; (ix) focusing on short-term and adjustable commercial and consumer loans. These measures, while significant, may only partially offset the Bank's interest rate risk. Furthermore, the Bank believes it has sufficient capital to accept a certain degree of interest rate risk.

To monitor the Bank's interest rate risk, the Bank also utilizes quarterly reports by the OTS which measure the Bank's interest rate risk by modeling the change in the Bank's net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is defined as the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. Based on the September 30, 2002 report the Bank had minimal interest rate risk based on a post-shock NPV ratio in excess of 10%.

The Bank's Board of Directors is responsible for revising the Bank's asset and liability policies. The Bank's management is responsible for administering the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

Analysis of Net Interest Income

Average Balances, Interest, Yields and Rates. The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	At September 30, 2002	Twelve Months Ended September 30, 2002			2001		
	Actual Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
				(Dollars in Thousands)			
Interest-earning assets:							
Loans receivable (1)	6.69 %	$ 43,092	$ 3,302	7.66 %	$ 33,569	$ 2,681	7.99 %
Securities available for sale							
Mortgage-backed securities	5.64	14,084	733	5.20	12,384	767	6.19
Investment securities	5.00	6,353	238	3.75	13,793	777	5.63
Other interest-earning assets (2)	3.04	4,382	110	2.51	4,196	179	4.27
Total interest-earning assets	6.20	67,911	4,383	6.45	63,942	4,404	6.89
Non-interest-earning assets		4,076			2,394		
Total assets		$ 71,987			$ 66,336		
Interest-bearing liabilities							
Interest checking (3)	1.65	12,692	203	1.60	9,935	322	3.24
Time Deposits/Passbook (3)	3.48	30,410	1,199	3.94	24,599	1,338	5.44
Total deposit accounts	3.00	43,102	1,402	3.25	34,534	1,660	4.81
FHLB advances (4)	5.80	13,357	824	6.17	16,888	1,089	6.45
Total interest-bearing liabilities	3.65	56,459	2,226	3.94	51,422	2,749	5.35
Non-interest-bearing liabilities		1,970			1,483		
Total liabilities		58,429			52,905		
Total equity		13,558			13,431		
Total liabilities and equity		$ 71,987			$ 66,336		
Net interest income			$ 2,157			$ 1,655	
Interest rate spread				2.51 %			1.54 %
Net interest margin				3.18 %			2.59 %
Ratio of average interest-earning assets To average interest-bearing liabilities				120.28 %			124.35 %

(1) Average balances include non-accrual loans, and are net of reserve for loan losses and deferred loan fees.
(2) Also includes interest-bearing deposits in other financial institutions.
(3) Includes amortization of core deposit intangibles of $29,000 in 2002 and $24,000 in 2001.
(4) Includes $1,000 in 2002 and $6,000 in 2001 of other interest expense.

Rate/Volume Analysis. The table following sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year ended September 30, 2002 vs. 2001 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net
	(In Thousands)			
Interest Income:				
Loans receivable	$ 761	$ (111)	$ (29)	$ 621
Securities available-for-sale:				
Mortgage-backed securities	105	(123)	(16)	(34)
Investment securities	(419)	(259)	139	(539)
Other interest-earning assets	8	(74)	(3)	(69)
Total interest-earning assets	$ 455	$ (567)	$ 91	$ (21)
Interest expense				
Deposit accounts	$ 412	$ (539)	$ (131)	$ (258)
FHLB advances	(228)	(47)	10	(265)
Total interest-bearing liabilities	$ 184	$ (586)	$ (121)	$ (523)
Net change in net interest income	$ 271	$ 19	$ 212	$ 502

Financial Condition

The Company's assets increased by $6.748 million from $68.773 million at September 30, 2001 to $75.521 million at September 30, 2002. The mix in assets changed with an increase in loans receivable, premises and equipment and a corresponding decrease in cash and investments.

The Company experienced loan growth during the period. From September 30, 2001 to September 30, 2002 net loans receivable increased from $37.058 million to $49.339 million, representing an increase of $12.281 million or 33.14%. The Gillette branch experienced a $8.959 million increase, the Sheridan branch experienced a $4.149 million increase, while the Buffalo branch experienced a $827,000 decrease. Residential real estate loans increased by $730,000, commercial mortgages increased $8.314 million, construction loans increased $4.852 million, home equity loans decreased $635,000, while other consumer loans decreased by $277,000, commercial and agriculture loans decreased by $65,000 and loan loss reserves increased by $29,000.

The Company's net investment in mortgage-backed and investment securities available for sale decreased by $3.894 million from $22.003 million at September 30, 2001 to $18.109 million at September 30, 2002. The decrease was primarily used to fund the loan production.

Deposits increased by $6.074 million from $40.709 million at September 30, 2001 to $46.783 million at September 30, 2002, primarily as a result of the branch operations in Gillette which accounted for $3.401 million and Sheridan which accounted for $2.623 million. The Buffalo branch experienced a slight increase in deposits of $50,000.

The Company increased its level of borrowings from the FHLB of Seattle from $13.400 million at September 30, 2001 to $14.200 million at September 30, 2002. This represents an increase of $800,000. The increase in FHLB advances was used to fund loan demand and supplement slightly slower than anticipated deposit growth. The Company utilizes FHLB advances to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the FHLB advances.

Total stockholders' equity decreased by $104,000 from $13.558 million at September 30, 2001 to $13.454 million at September 30, 2002. Stockholders' equity was reduced by cash dividends declared during fiscal year 2002 in excess of current earnings of $95,000. These dividends totaled $0.48 per share or $362,000. This decrease was partially offset as a result of the increase in accumulated other comprehensive income, primarily due to the market value increase in the investment securities available-for-sale of $41,000. Additionally, 4,000 stock options were exercised and the reissue of treasury stock totaled $82,000.

Non-performing Assets

Non-performing assets totaled $96,000 at September 30, 2002 or 0.13% of total assets compared to $119,000 at September 30, 2001 or 0.17% of total assets. Non-performing assets at September 30, 2002 were comprised of repossessed other assets owned and for the year ended September 30, 2001 was primarily comprised of loans secured by real estate. Included in non-performing assets at September 30, 2001 is a $62,000 loan secured by residential real estate and a $57,000 commercial mortgage loan. At September 30, 2001, the Company did not have any repossessed properties.

Comparison of Results of Operations for the Years Ended September 30, 2002 and 2001

Net Income. For the year ended September 30, 2002 the Company posted net income of $95,000 or diluted earnings per share of $.12 compared to net income of $211,000 or diluted earnings per share of $.27 for the year ended September 30, 2001. Net income was lower in 2002 than in 2001 primarily as a result of the recognition of an impairment loss on one mutual fund investment for an other-than-temporary decline in market value.

Interest Income. Total interest income decreased by $21,000 from $4.404 million for the year ended September 30, 2001 to $4.383 million for the year ended September 30, 2002. The decrease in interest income was primarily caused by a decrease in the rate earned on interest earning assets from 2001 to 2002. A decrease in the yield on average earning assets from 7.99% for the twelve month period ended September 30, 2001 to 7.66% for the same period in 2002 caused interest income to decrease by $567,000. During the twelve month period ended September 30, 2001 average interest earning assets totaled $63.942 million compared to $67.911 million for the same period in 2002. This increase in volume caused interest income to increase by $455,000 for the periods covered.

Interest Expense. Deposit interest expense, including amortization of core deposit intangibles, decreased by $258,000 from $1.660 million for the year ended September 30, 2001 to $1.402 million for the year ended September 30, 2002 primarily as a result of a decrease in the cost of average interest bearing deposits, offset by an increase in the volume of average interest bearing deposits. Average interest bearing deposits increased by $8.568 million from September 30, 2001 to September 30, 2002 contributing to a $412,000 increase in interest expense. A decrease in the cost of interest bearing deposits from 4.81% for the twelve month period ended September 30, 2001 to 3.25% for the twelve month period ended September 30, 2002 decreased interest expense by $539,000.

FHLB advances and other interest expense decreased by $265,000 from $1.089 million for the year ended September 30, 2001 to $824,000 for the year ended September 30, 2002, primarily due to decrease in the average volume of such advances. Average FHLB advances decreased from $16.888 million for the twelve month period ended September 30, 2001 to $13.357 million for the twelve month period ended September 30, 2002. This decrease in volume caused interest expense to decrease by $228,000. A decrease in the cost of FHLB advances from 6.45% in 2001 to 6.17% 2002 accounted for a $47,000 decrease in interest expense.

The total cost of average interest bearing liabilities was 3.94% for 2002 and 5.35% for 2001.

Net Interest Income. Net interest income before provision for loan losses increased by $502,000 from $1.655 million for the year ended September 30, 2001 to $2.157 million for the year ended September 30, 2002. The increase in net interest income was primarily attributed to decrease in the cost of interest bearing liabilities. The ratio of interest earning assets to interest bearing liabilities decreased from 124.35% for the twelve month period ended September 30, 2001 to 120.28% for the same period in 2002. Also contributing to the increase in net interest income was an increase in the interest rate spread from 1.54% for the twelve month period ended September 30, 2001 to 2.51% for the twelve month period ended September 30, 2002.

Provision for Loan Losses. The provision for loan losses was $30,000 in 2002 and no provision was made in 2001. In 2002, recoveries totaled $19,000 while charge-offs totaled $20,000. Loan recoveries were less than charge-offs in 2002 resulting in a net decrease in the allowance for loan losses of $1,000. Management's periodic evaluation of the adequacy of the allowance is based on factors such as the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, current and prospective economic conditions, and independent appraisals. Any increase or decrease in the provision for loan losses has a corresponding negative or positive effect on net income. At September 30, 2002, the allowance represented 0.65% of gross loans receivable as compared to 0.80% of gross loans receivable at September 30, 2001.

Assessment of the adequacy of the allowance for loan losses involves subjective judgments regarding future events, and thus, there can be no assurance that additional provisions for loan losses will not be required in future periods.

Non-Interest Income. Non-interest income increased by $5,000 from $110,000 for the year ended September 30, 2001 to $115,000 for the year ended September 30, 2002. Customer service charges accounted for $15,000 as a result of an increase in the volume of deposit fees. Other operating income decreased by $10,000 associated with a $14,000 increase in loan service charges related to the increased volume of accounts and branching. The remaining $24,000 decrease was due to net expenses associated with a joint venture that was started in June 2002. The joint venture is called North Wyoming Insurance Company, LLC and is owned 50% by North Wyoming Insurance Corporation and 50% by the Company. The joint venture was established to offer insurance products to Bank customers and is only available in the Sheridan branch. The joint venture will be accounted for on the equity method and the financial impact of the joint venture is not expected to be material to the operations of the company for the foreseeable future.

Non-Interest Expense. During 2002 the company recognized a loss of $188,000 from other-than-temporary impairment of investment securities available-for-sale. Under SFAS 115 of "Accounting for Certain Investments in Debt and Equity Securities" the Company is required to record in the income statement a loss in the market value for other-than-temporary losses in the investment portfolio.

The Company experienced a $695,000 increase in non-interest expense from $1.470 million for the year ended September 30, 2001 to $2.165 million for the year ended September 30, 2002. Compensation and benefit expense was $227,000 higher in 2002 than in 2001 primarily as a result of general pay increases in 2001, the hiring of a commercial loan officer in July 2002, a branch president in March 2002 for the new Sheridan Branch, and seven additional staff members, in the Gillette, Sheridan and Buffalo branches. Occupancy and equipment expenses increased by $87,000 from $143,000 for the year ended September 30, 2001 to $230,000 for the year ended September 30, 2002, due to the operation of the Sheridan branch. Advertising increased during 2002 to $73,000 from $47,000 in 2001, due to expenses related to the new branch in Sheridan. Data processing services increased by $18,000 as a result of the Sheridan branch. Professional fees increased during 2002 to $136,000 from $83,000 in 2001, attributable to a contract with an executive management search firm in 2002 for hiring of a Chief Executive Officer and Chief Lending Officer.

Amortization of goodwill decreased by $9,000 from the purchase of the Gillette branch as the adoption of SFAS 147 *"Acquisitions of Certain Financial Institutions"* removed the requirement to amortize goodwill on the financial statements. Other operating expenses expense were $102,000 higher in 2002 than in 2001 from costs associated from expansion of operations with the branch opening in Sheridan, Wyoming. Also, effective October 1, 2001, the Company changed its method of accounting for depreciation on furniture, fixtures and equipment from an accelerated method to the straight-line method for assets acquired on or after October 1, 2001. Had the previous method of depreciation been in place during fiscal 2002, net income would have been reduced by $15 or $.02 for both basic and diluted earnings per share.

Income Taxes. The effective tax rates for 2002 and 2001 were (0.06%) and 28.47%, respectively. The effective tax rate for 2002 was significantly lower due to the amount of tax exempt interest as compared to net income before taxes. There is no state income tax imposed on the Company. In 2002 and 2001 the Company received a refund for prior year amended tax returns.

Liquidity and Capital Resources

The Company's primary source of liquidity is derived from dividends received from the Bank, which are subject to regulatory provisions. The Bank is required to maintain minimum levels of liquid assets for its safe and sound operation.

The Bank's primary sources of funds are deposits, prepayment and amortization of loans and mortgage-backed securities, maturities of investment securities, earnings from operations, and advances from the FHLB of Seattle. While scheduled principal repayments are greatly influenced by general interest rates, economic conditions, competition and other factors, the Bank manages the pricing of its deposits to maintain desired levels and invests in short-term interest-earning assets, which provide liquidity to meet its lending requirements.

During the years ended September 30, 2002 and 2001, the Company had positive net cash flows of $540,000 and $784,000 from operating activities and $6.557 million and $1.104 million from financing activities, respectively. The Company also experienced negative net cash flows of $10.308 million during year ended September 30, 2002 and a $1.213 million positive net cash flow for the year ended September 30, 2001, from investing activities.

Net income, adjusted for the non-cash and non-operating items, was the primary source of cash flows from operating activities in both fiscal 2002 and 2001.

During fiscal 2002, investing activities used $10.308 million, primarily from the origination of loans offset somewhat by the maturities and calls of investments securities available for sale. During fiscal 2001, investing activities provided $1.213 million primarily from the maturities and calls of investments securities available for sale offset somewhat by the origination of loans. The primary investing activity of the Bank is the origination of adjustable and fixed-rate mortgages with maturities of less than 15 years and the purchase of investment securities. During fiscal 2002 and 2001, the Bank originated mortgage loans in the amounts of $33.620 million and $17.430 million, respectively.

Changes in cash flows from financing activities during these periods have primarily been related to changes in deposits, borrowings, and dividends paid in 2002 and 2001. The primary financing activities of the Bank are the attraction of deposits and borrowing funds from the FHLB of Seattle. During fiscal year 2002, deposits increased $6.074 million. The Bank also supplements its deposits with advances from the FHLB of Seattle to manage interest rate risk and to take advantage of investment opportunities with the goal of earning income on the interest rate differential between the yield earned on the investments and the rate paid on the advances. During fiscal year 2002, FHLB advances increased by $800,000. The increase in deposits was primarily used to fund loan originations. Generally, the cost of advances is greater than the cost of deposits.

The Bank anticipates that it will have sufficient funds available to meet its current commitments and anticipated commitments over the next twelve months. At September 30, 2002, the Bank had commitments to originate loans of $1.270 million, $1.121 million in un-disbursed Line of Credits and $1.666 million in un-disbursed construction loans. Certificates of deposit and State of Wyoming deposits which are scheduled to mature in less than one year at September 30, 2002 totaled $23.157 million. At September 30, 2002 there was a $6.074 million increase in deposits and management believes that a significant portion of such deposits will remain with the Bank based on historical and economic trends in the banks primary market area.

Impact of Inflation and Changing Prices

The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary.

As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

The Bank, has been a traditional thrift that primarily originated and held long-term home loans. There is an emphasis on increasing our adjustable rate loan portfolio and short term small business loans. The change in strategy should positively impact the banks sensitivity to interest rate risk, but may also reduce earnings as yields on adjustable rate loans are generally lower than yields on fixed rate loans. See also "-Asset/Liability Management and Interest Rate Risk."

THIS PAGE INTENTIONALLY
LEFT BLANK

KPMG

P.O. Box 7108
401 N. 31st Street
Billings, MT 59103

Independent Auditors' Report

The Board of Directors and Stockholders
Crazy Woman Creek Bancorp Incorporated:

We have audited the accompanying consolidated balance sheets of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crazy Woman Creek Bancorp Incorporated and subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill in accordance with Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangibles*, and No. 147, *Acquisitions of Certain Financial Institutions*, effective October 1, 2001.

KPMG LLP

Billings, Montana
November 6, 2002

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

Consolidated Balance Sheets
(Dollars in thousands except share and per share data)

September 30, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents	$	2,686	5,897
Investment and mortgage-backed securities available-for-sale		18,109	22,003
Stock in Federal Home Loan Bank of Seattle, at cost		1,200	1,128
Loans receivable, net		49,339	37,058
Accrued interest receivable		420	429
Premises and equipment, net		3,282	1,871
Repossessed other assets owned		96	—
Income tax receivable		71	—
Goodwill, net		178	178
Other intangible assets, net		69	98
Other assets		71	111
	$	75,521	68,773
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits	$	46,783	40,709
Advances from Federal Home Loan Bank		14,200	13,400
Advance payments by borrowers for taxes and insurance		65	67
Deferred income taxes		285	213
Dividends payable		97	97
Accrued expenses and other liabilities		637	729
Total liabilities		62,067	55,215
Stockholders' equity:			
Preferred stock, par value $.10 per share, 2,000,000 shares authorized; none issued and outstanding		—	—
Common stock, par value $.10 per share, 5,000,000 shares authorized; 1,058,000 issued		106	106
Additional paid-in capital		10,139	10,117
Unearned ESOP/MSBP shares		(411)	(429)
Retained earnings		6,858	7,125
Accumulated other comprehensive income, net		236	195
Treasury stock at cost, 260,976 and 267,876 shares at September 30, 2002 and 2001, respectively		(3,474)	(3,556)
Total stockholders' equity		13,454	13,558
	$	75,521	68,773

See accompanying notes to consolidated financial statements.

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

Consolidated Statements of Income
(Dollars in thousands except share and per share data)

Years ended September 30, 2002 and 2001

	2002	2001
Interest income:		
Loans receivable	$ 3,302	2,681
Mortgage-backed securities	733	767
Investment securities	238	777
Other interest-earning assets	110	179
Total interest income	4,383	4,404
Interest expense:		
Deposits	1,372	1,635
Advances from Federal Home Loan Bank	824	1,084
Other interest expense	30	30
Total interest expense	2,226	2,749
Net interest income	2,157	1,655
Provision for loan losses	30	—
Net interest income after provision for loan losses	2,127	1,655
Non-interest income:		
Customer service charges	92	77
Other operating income	23	33
Total non-interest income	115	110
Non-interest expense:		
Compensation and benefits	1,050	823
Occupancy and equipment	230	143
FDIC/SAIF deposit insurance premiums	7	6
Advertising	73	47
Data processing services	150	132
Professional fees	136	83
Other	318	216
Amortization of goodwill	—	9
Other than temporary loss on investment available-for-sale	188	—
Loss on disposal of equipment	—	11
Total non-interest expense	2,152	1,470
Income before income taxes	90	295
Income tax (benefit) expense	(5)	84
Net income	$ 95	211
Basic earnings per share	$ 0.12	0.27
Diluted earnings per share	$ 0.12	0.27

See accompanying notes to consolidated financial statements.

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(Dollars in thousands except share and per share data)

Years ended September 30, 2002 and 2001

	Common stock	Additional paid-in capital	Unearned ESOP/ MSBP shares	Retained earnings	Accumulated *other* comprehensive income (loss)	Treasury stock	Total stockholders' equity
Balance at September 30, 2000	$ 106	10,100	(528)	7,271	(218)	(3,652)	13,079
Comprehensive income:							
Net income	—	—	—	211	—	—	211
Unrealized gain on securities available-for-sale	—	—	—	—	413	—	413
Total comprehensive income							624
Exercise of stock options (7,600 shares)	—	—	—	—	—	90	90
MSBP shares awarded (500 shares)	—	—	(6)	—	—	6	—
ESOP shares committed to be released	—	17	46	—	—	—	63
MSBP shares vested	—	—	59	—	—	—	59
Cash dividends declared ($.48 per share)	—	—	—	(357)	—	—	(357)
Balance at September 30, 2001	106	10,117	(429)	7,125	195	(3,556)	13,558
Comprehensive income:							
Net income	—	—	—	95	—	—	95
Unrealized gain on securities available-for-sale	—	—	—	—	41	—	41
Total comprehensive income							136
Exercise of stock options (4,000 shares)	—	—	—	—	—	47	47
MSBP shares awarded (4,500 shares)	—	—	(55)	—	—	55	—
MSBP shares forfeited (1,600 shares)	—	—	20	—	—	(20)	—
ESOP shares committed to be released	—	22	45	—	—	—	67
MSBP shares vested	—	—	8	—	—	—	8
Cash dividends declared ($.48 per share)	—	—	—	(362)	—	—	(362)
Balance at September 30, 2002	$ 106	10,139	(411)	6,858	236	(3,474)	13,454

See accompanying notes to consolidated financial statements.

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows
(Dollars in Thousands)

Years ended September 30, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income	$	95	211
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses		30	—
Amortization of premiums and discounts on investment securities		98	15
Amortization of goodwill		—	9
Amortization of core deposit intangibles		29	25
Deferred income tax expense		52	—
Federal Home Loan Bank stock dividend		(72)	(73)
Depreciation		154	83
Other than temporary loss on investment available-for-sale		188	—
Mutual fund dividends reinvested		(14)	(11)
Deferred loan origination fees, net		19	12
Loss on sale of premises and equipment		—	11
ESOP shares committed to be released		67	63
MSBP compensation expense		8	59
Change in:			
Accrued interest receivable		9	105
Other assets		40	(72)
Income taxes		(71)	28
Accrued expenses and other liabilities		(92)	319
Net cash provided by operating activities		540	784
Cash flows from investing activities:			
Purchases of securities available-for-sale		(7,474)	(8,616)
Proceeds from maturities, calls and prepayments of securities available-for-sale		11,157	16,104
Origination of loans receivable		(33,620)	(17,430)
Repayment of principal on loans receivable		21,194	11,435
Acquisition of branch office		—	773
Purchases of premises and equipment		(1,565)	(1,053)
Net cash (used in) provided by investing activities		(10,308)	1,213
Cash flows from financing activities:			
Net increase in deposits		6,074	7,275
Advances from Federal Home Loan Bank		5,950	4,350
Repayment of advances from Federal Home Loan Bank		(5,150)	(10,250)
Net decrease in advances from borrowers for taxes and insurance		(2)	(5)
Exercise of stock options		47	90
Dividends paid to stockholders		(362)	(356)
Net cash provided by financing activities		6,557	1,104
Net (decrease) increase in cash and cash equivalents		(3,211)	3,101
Cash and cash equivalents at beginning of year		5,897	2,796
Cash and cash equivalents at end of year	$	2,686	5,897
Cash paid during the year for:			
Interest	$	2,275	2,619
Income taxes		35	63

Noncash investing and financing activities:

During 2002, the Company transferred $96 from loans to repossessed other assets owned.

During 2001, the Company acquired a branch in Gillette with $95 of loans, $387 of equipment and $1,353 of deposits.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Crazy Woman Creek Bancorp Incorporated (the Holding Company) and its wholly-owned subsidiary, Buffalo Federal Savings Bank (BFSB). The Holding Company and BFSB are herein referred to collectively as "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

BFSB provides services to individual and corporate customers through its offices in Buffalo and Gillette, Wyoming. BFSB offers a variety of deposit products to its customers while concentrating its lending activities on real estate loans. These real estate lending activities focus primarily on the origination of loans secured by one-to-four family residential real estate but also include the origination of multi-family, commercial real estate and home equity loans. BFSB is subject to competition from other financial service providers and is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate, however, future additions to the allowance may be necessary based on changes in factors affecting the borrowers' ability to repay. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require BFSB to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash, daily interest demand deposits, amounts due from banks and interest-bearing deposits with banks with original maturities of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value and unrealized gains and losses (net of related tax effects) are excluded from earnings and reported as a separate component of stockholders' equity.

(Continued

The carrying value of securities is adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities. Upon realization, gains and losses from the sale of securities are included in earnings using the specific identification method. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value. During the year ended September 30, 2002, the Company recognized a $188 loss as a result of an other than temporary decline in fair value.

Stock in Federal Home Loan Bank

The Company holds stock in the Federal Home Loan Bank (FHLB). FHLB stock is restricted because it may only be sold to another member institution or the FHLB at its par value. Due to restrictive terms, and the lack of a readily determinable market value, FHLB stock is carried at cost.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less net deferred loan origination fees. Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected.

Allowance For Loan Losses

The allowance for loan losses is based on management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, review of individual loans for adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and consideration of current economic conditions.

Additions to the allowance arise from charges to operations through the provision for loan losses or from the recovery of amounts previously charged off. The allowance is reduced by loan charge-offs. Loans are charged off when management believes there has been permanent impairment of their carrying values.

The Company also provides an allowance for losses on specific loans which are deemed to be impaired. Groups of small balance homogeneous basis loans (generally the Company's consumer loans) are evaluated for impairment collectively. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the loan's original agreement. When a specific loan is determined to be impaired, the allowance for possible loan losses is increased through a charge to expense for the amount of the impairment. For all non-consumer loans, impairment is measured based on the value of the underlying collateral. The value of the underlying collateral is determined by reducing the collateral's estimated current value by anticipated selling costs. The Company recognizes interest income on impaired loans only to the extent that cash payments are received.

(Continued)

(Dollars in thousands except per share data)

Loan Origination Fees and Related Costs

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as interest income using the level-yield method over the contractual life of the loans, adjusted for prepayments based on actual prepayment experience. Amortization of deferred loan origination fees and costs are suspended during periods in which the related loan is on nonaccrual status.

Other Real Estate and Repossessed Assets Owned

Other real estate and repossessed assets owned are recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess of cost over fair value. Subsequently, real estate or other repossessed assets owned is carried at the lower of cost or fair value, less estimated selling costs. Certain costs incurred in preparing properties or assets for sale are capitalized, and expenses of holding foreclosed properties or repossessed assets are charged to operations as incurred. No other real estate owned was held at September 30, 2002 or 2001 and the Company held $96 and $0 of repossessed other assets owned at September 30, 2002 and 2001, respectively.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of 39 or 40 years for the buildings and 5 to 10 years for furniture, fixtures and equipment.

Effective October 1, 2001, the Company changed its method of depreciation on furniture, fixtures and equipment from an accelerated method to the straight-line method for assets acquired on or after October 1, 2001. Had the previous method of depreciation been in place during 2002, net income would have been reduced by $15 or $.02 basic and diluted earnings per share.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Prior to the adoption of Financial Accounting Standards Board (FASB) Statements No. 142, *Goodwill and Other Intangibles*, and No. 147, *Acquisitions of Certain Financial Institutions*, goodwill was being amortized on a straight-line basis over 15 years. Subsequent to the adoption of these statements, goodwill is no longer being amortized, but is tested for impairment annually or more often if an event occurs or circumstances change that would indicate an impairment may exist.

Other Intangibles

Other intangibles consist of core deposit intangibles which represent the intangible value of depositor relationships resulting from deposit liabilities assumed in an acquisition and is being amortized using an accelerated method based on an estimated runoff of the related deposits over 7 years. The amortization is included in other interest expense in the consolidated statements of income.

Long-Lived Assets

Long-lived assets, including core deposit intangibles, are reviewed for impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to its fair value. No long-lived assets were identified as impaired as of September 30, 2002 or 2001.

Income Taxes

The Holding Company and BFSB have elected to file separate Federal income tax returns.

Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

Stock-Based Compensation

Compensation cost for stock-based compensation to employees is measured at the grant date using the intrinsic value method. Under the intrinsic value method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to ultimately acquire the stock and is recognized as compensation expense over any related service period. Statement No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based compensation plans. Compensation expense for nonemployee stock option grants is measured at the grant date based on the fair value of the award as required by Statement No. 123. As allowed by Statement No. 123, the Company has elected to continue to apply the intrinsic value method of accounting for employee stock option grants described above, and has adopted the disclosure requirements of Statement No. 123.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period less unvested management stock bonus plan, treasury stock and unallocated ESOP shares. Diluted earnings per share is calculated by dividing such net income by the weighted average number of common shares used to compute basic EPS plus the incremental amount of potential common stock determined by the treasury stock method.

Fiscal Year

The Company's fiscal year ends on September 30. Unless otherwise noted, references to a fiscal year refers to the year in which such fiscal year ends.

Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses on securities available-for-sale.

(Continued)

(Dollars in thousands except per share data)

Derivative Instruments

Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statement No. 138, establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Statement No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. As of September 30, 2002 and 2001, the Company was not engaged in hedging activities, nor did it hold derivative instruments that require adjustments to carrying values under Statement No. 133 or No. 138.

Impact of Recently Issued Accounting Standards

In July 2001, the FASB issued Statement No. 141, *Business Combinations*, and Statement No. 142. In October 2002, the FASB issued Statement No. 147. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. However, goodwill recognized in connection with a branch acquisition will follow Statement No. 147, which states that if certain criteria are met, the amount of unidentifiable intangible asset will be reclassified to goodwill upon adoption of that Statement and follow Statement No. 142. Prior to October 2002, goodwill associated with branch acquisitions was subject to the provisions of Statement No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which required amortization of the unidentifiable intangible asset. In addition, financial institutions meeting the requirements of Statement No. 147 will be required to restate previously issued financial statements. The objective of that restatement requirement is to present the balance sheet and income statement as if the amount accounted for under Statement No. 72 as an unidentifiable intangible asset had been reclassified to goodwill as of the date Statement No. 142 was initially applied. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The Company adopted the provisions of Statement No. 141 in July 2001, and Statements No. 142 and No. 147 effective October 1, 2001.

As of September 30, 2002, the Company has identified its reporting unit as its bank and has allocated goodwill accordingly. Intangibles with definite useful lives have been re-assessed and the useful lives and residual values were determined to be appropriate. The Company estimated the fair value of its reporting unit, and determined no impairment is evident at this time. Additionally, the Company has evaluated the goodwill recognized in connection with its branch acquisition and determined that it meets the criteria of Statement No. 147, and therefore the unidentifiable intangible asset has been reclassified to goodwill and is subject to Statement No. 142. The reclassification was retroactively applied to October 1, 2001, which resulted in the restatement of previously filed financial statements. On an annual basis, in connection with its budgetary process, the Company will revaluate the useful lives, residual value, and test goodwill for impairment, as required by Statement No. 142.

(Continued)

(Dollars in thousands except per share data)

The following pro forma information presents the consolidated results of operations as if the adoption of Statements 142 and 147 had occurred on October 1, 2000. The table is for comparison purposes only.

	For the year ended September 30, 2002	2001
Reported net income	$ 95	211
Add back goodwill amortization, net of tax	–	7
Adjusted net income	$ 95	218

	For the year ended September 30, 2002		2001	
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Reported net income per share	$ 0.12	0.12	0.27	0.27
Add back goodwill amortization, net of tax	–	–	0.01	0.01
Adjusted net income per share	$ 0.12	0.12	0.28	0.28

(2) Investment and Mortgage-Backed Securities Available-for-Sale

The amortized cost, unrealized gains and losses, and estimated fair values of investment and mortgage-backed securities available-for-sale at September 30 are as follows:

2002	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. agency obligations	$ 1,000	3	–	1,003
Municipal securities	2,814	157	–	2,971
Mutual funds	943	–	(73)	870
Mortgage-backed securities:				
GNMA certificates	2,543	82	–	2,625
FHLMC certificates	4,969	122	(8)	5,083
FNMA certificates	5,483	80	(6)	5,557
Total MBS	12,995	284	(14)	13,265
	$ 17,752	444	(87)	18,109

(Continued)

(Dollars in thousands except per share data)

2001		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. agency obligations	$	2,500	1	–	2,501
Municipal securities		2,306	47	–	2,353
Mutual funds		1,116	60	(89)	1,087
Mortgage-backed securities					
GNMA certificates		3,787	77	(1)	3,863
FHLMC certificates		5,291	109	–	5,400
REMIC certificates		146	1	–	147
FNMA certificates		6,561	92	(1)	6,652
Total MBS		15,785	279	(2)	16,062
	$	21,707	387	(91)	22,003

Maturities of securities available-for-sale (other than mutual funds) at September 30, 2002 are shown below. Mortgage-backed securities are included in this maturity schedule based on contractual maturity.

		Amortized Cost	Estimated Fair Value
Due within one year	$	95	97
Due after one year through five years		1,161	1,169
Due after five years through ten years		15,553	15,973
	$	16,809	17,239

There were no sales of investment and mortgage-backed securities available-for-sale during 2002 or 2001.

The Company has not entered into any interest rate swaps, options or future contracts. Substantially all of the U.S. agency obligations and municipal securities at September 30, 2002 have call features.

At September 30, the Company had investment securities with carrying values of approximately $6,074 pledged as security for public funds or other funds on deposit.

(Continued)

(Dollars in thousands except per share data)

(3) Loans Receivable, Net

Loans receivable, net at September 30 are summarized as follows:

		2002	2001
Real estate mortgage loans, including commercial real estate	$	38,978	29,934
Real estate construction loans		7,012	2,160
Consumer loans		2,451	2,683
Home equity loans		835	1,470
Commercial and agricultural loans		2,187	2,252
Savings account and other loans		92	137
		51,555	38,636
Less:			
Loans in process		1,666	1,076
Allowance for loan losses		337	308
Net deferred loan origination fees		213	194
	$	49,339	37,058

Adjustable rate mortgages included in real estate mortgage loans were $8,085 and $3,176 at September 30, 2002 and 2001, respectively.

The weighted average stated interest rate of loans receivable was 7.08% and 7.77%, respectively at September 30, 2002 and 2001.

Real estate loans serviced for others were $55 and $61 at September 30, 2002 and 2001, respectively.

First mortgage loans pledged as collateral for public funds or for other funds on deposit with BFSB were approximately $4,999 at September 30, 2002.

A summary of activity in the allowance for loan losses is as follows:

		2002	2001
Balance at beginning of year	$	308	270
Provision		30	–
Losses charged against the allowance		(20)	(11)
Recoveries of amounts previously charged off		19	49
Balance at end of year	$	337	308

(Continued)

(Dollars in thousands except per share data)

BFSB is not committed to lend additional funds to debtors whose loans have been modified. BFSB's impaired loans, which include those loans currently reported as nonaccrual, amounted to approximately $0 and $119 at September 30, 2002 and 2001, respectively, and were not subject to a specific allowance for loan losses because of the estimated net realizable value of loan collateral, guarantees and other factors. The average recorded investment in impaired loans for the years ended September 30, 2002 and 2001 was approximately $224 and $149, respectively. Interest income that would have been recorded on impaired loans if such loans had been current for the entire period would have been approximately $11 and $9 for the years ended September 30, 2002 and 2001, respectively. Interest income recognized on impaired loans for the years ended September 30, 2002 and 2001 was not significant.

Certain officers and directors of the Parent and its bank subsidiary and certain corporations and individuals related to such persons, as well as certain stockholders of the Parent, have loans from the Bank of approximately $685 and $402 at September 30, 2002 and 2001, respectively. During 2002, new loans and advances on existing loans of approximately $611 were funded and repayments totaled approximately $328. These loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other customers and did not involve more than normal risk of collectibility.

(4) Accrued Interest Receivable

Accrued interest receivable at September 30 is summarized as follows:

	2002	2001
Investment securities	$ 56	65
Mortgage-backed securities	60	87
Loans receivable	304	277
	$ 420	429

(5) Premises and Equipment

Premises and equipment at September 30 is summarized as follows:

	2002	2001
Land and buildings	$ 2,984	1,833
Furniture, fixtures and equipment	990	576
	3,974	2,409
Less accumulated depreciation	692	538
	$ 3,282	1,871

(Continued)

(Dollars in thousands except per share data)

(6) Intangible Assets

Intangible assets at September 30 are summarized as follows:

	2002	2001
Core deposit intangible	$ 122	122
Less accumulated amortization	53	24
	$ 69	98
Amortization period in years	7	7
Aggregate amortization expense for the year ended September 30, 2002	$ 29	24
Estimated amortization expense for the year ended September 30,		
2003	$ 24	
2004	19	
2005	14	
2006	9	
2007	3	

(7) Deposits

Deposits at September 30 are summarized as follows:

	2002			2001	
	Weighted average rate	Amount	Percent	Amount	Percent
Demand, NOW and MMDA accounts	1.15%	$ 13,730	29.3%	$ 12,856	31.6%
Passbook savings	1.24	4,846	10.4	3,986	9.8
Certificates of deposit, by interest rate	2.01 to 3.00	9,031	19.3	–	–
	3.01 to 4.00	13,304	28.4	800	2.0
	4.01 to 5.00	1,242	2.7	7,692	18.9
	5.01 to 6.00	2,772	5.9	9,671	23.7
	6.01 to 7.00	1,858	4.0	5,403	13.3
	7.01 to 8.00	–	–	301	0.7
Total certificates of deposit		28,207	60.3	23,867	58.6
Total deposits		$ 46,783	100.0%	$ 40,709	100.0%

(Continued)

(Dollars in thousands except per share data)

Certificates of deposit and savings accounts of $100 or greater were approximately $13,965 and $13,130 at September 30, 2002 and 2001, respectively.

Certificates of deposit at September 30, 2002 are scheduled to mature as follows:

Year ending September 30		Amount
2003	$	23,157
2004		3,676
2005		1,046
2006		328
	$	28,207

Interest expense on deposits for the years ended September 30 is summarized as follows:

		2002	2001
NOW accounts and MMDA	$	203	315
Certificates of deposit and savings		1,169	1,320
	$	1,372	1,635

Accrued interest payable on deposits (included in accrued expenses and other liabilities) was $155 and $192 at September 30, 2002 and 2001, respectively.

(8) Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank (FHLB) at September 30 are summarized as follows:

		2002	2001
4.77% to 6.84% Callable Advances, interest payable monthly	$	12,700	12,700
1.90% Fixed Rate Advance, interest payable monthly		1,500	–
7.49% Fixed Rate Advance, paid in 2002		–	700
	$	14,200	13,400

(Continued)

(Dollars in thousands except per share data)

Contractual principal payments on advances from Federal Home Loan Bank subsequent to September 30, 2002 are as follows:

Year ending September 30		Amount
2003	$	2,500
2004		–
2005		4,300
2006		1,700
2007		2,400
Thereafter		3,300
	$	14,200

The callable advances are exercisable after a predetermined time, and quarterly thereafter. At September 30, 2002, the Callable advances are callable at various dates between October 2002 and April 2005.

The weighted average interest rate on these advances was 5.67% and 6.19% at September 30, 2002 and 2001, respectively.

The advances are secured by pledges of FHLB demand accounts, FHLB stock and a blanket assignment of unpledged, qualifying mortgage loans. At September 30, 2002 the total additional amounts available to BFSB for advances, subject to collateral availability, was $15,999.

(9) Income Taxes

Federal income tax (benefit) expense for the years ended September 30 is summarized as follows:

		2002	2001
Current	$	(57)	84
Deferred		52	–
	$	(5)	84

(Continued)

(Dollars in thousands except per share data)

Income tax (benefit) expense for the years ended September 30 differs from "expected" income tax expense (computed by applying the Federal corporate income tax rate of 34% to income before income taxes) as follows:

		2002	2001
Computed "expected" tax expense	$	31	100
Increase (decrease) resulting from:			
Tax-exempt interest		(42)	(24)
Dividends exclusion		(3)	(3)
Mark-to-market adjustment on ESOP shares committed to be released		6	6
Other		3	5
	$	(5)	84

Temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

		2002	2001
Deferred Tax Assets			
Allowance for loan losses	$	115	105
Other than temporary loss on investment securities available-for-sale		64	–
Employee benefits		2	20
Deferred loan fees		3	8
Gross deferred tax assets		184	133
Deferred Tax Liabilities			
FHLB stock dividends		(268)	(244)
Depreciation		(59)	–
Goodwill and other intangible assets		(20)	–
Prepaid deposit insurance premium		(1)	(1)
Unrealized gain on securities available-for-sale, net		(121)	(101)
Gross deferred tax liabilities		(469)	(346)
Net deferred tax liability	$	(285)	(213)

(Continued)

(Dollars in thousands except per share data)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at September 30, 2002 and 2001, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

Retained earnings at September 30, 2002 includes approximately $398 which is essentially income offset by percentage of income bad debt deductions for income tax purposes prior to 1988 (the "Base Year Reserve"). This amount is treated as a permanent difference and deferred taxes of approximately $135 are not recognized unless it appears that the amount will be reduced and thereby result in taxable income in the foreseeable future. Under current tax regulations, management does not foresee any changes in its business or operations which would result in a recapture of the Base Year Reserve into taxable income.

(10) Employee Benefit Plans

Retirement Plan. BFSB has a non-contributory defined contribution retirement plan for all eligible employees. The retirement plan provides for a discretionary Bank contribution. No contributions to the retirement plan were made by BFSB during the years ended September 30, 2002 and 2001.

Employee Stock Ownership Plan (ESOP). Effective January 1, 1996 the Company's Board of Directors approved the adoption of an ESOP covering substantially all employees. The ESOP purchased 64,000 shares of the Holding Company's common stock for $10 per share in connection with the conversion to stock ownership. The ESOP borrowed $640 from the Holding Company to fund the purchase, evidenced by a note receivable recorded by the Holding Company and secured by the common stock purchased by the ESOP. The terms of the note require quarterly principal payments of approximately $11, bearing interest at prime (4.75% and 6.00% at September 30, 2002 and 2001, respectively), maturing February 2010. Contributions of cash or common stock are made from BFSB to the ESOP, the form of which is at the discretion of the Board of Directors. For financial reporting purposes, the unearned ESOP compensation is classified as a reduction of consolidated stockholders' equity and amounts paid to the Holding Company for interest have been eliminated in consolidation.

(Dollars in thousands except per share data)

BFSB records compensation expense equal to the fair value of shares at the date such shares are committed to be released. Shares are committed to be released on a straight-line basis over the term of the note receivable recorded by the Holding Company. Shares committed to be released are allocated to participant accounts after the end of each fiscal year. For the years ended September 30, 2002 and 2001, ESOP principal and interest payments of approximately $64 and $81, respectively, were funded by Bank contributions of approximately $36 and $52, respectively, to the ESOP. The remainder of the ESOP payments was funded by dividends on both allocated and unallocated ESOP shares. 4,571 shares were committed to be released to participant accounts during each of the years ended September 30, 2002 and 2001 and the fair value of the remaining shares to be released in future years was approximately $403 at September 30, 2002. BFSB recognized compensation expense relating to the ESOP of $51 and $52 during the years ended September 30, 2002 and 2001, respectively. The dividends on the unallocated ESOP shares of $12 and $15 for the years ended September 30, 2002 and 2001, respectively, have been allocated to participant accounts and recorded as compensation expense in the consolidated statements of income.

Management Stock Bonus Plan (MSBP). On October 2, 1996, the Company's Board of Directors approved the MSBP. The terms of the MSBP provide for the award of up to 42,320 shares of common stock to certain officers and directors. Deferred compensation is recorded at the date of the stock award based on the fair value of the shares granted. Vesting in the grant occurs in five equal, annual installments and the related deferred compensation is expensed over the same period. For financial reporting purposes the unearned deferred compensation balance is classified as a reduction of consolidated stockholders' equity. Officers, directors and employees awarded shares retain voting rights and, if dividends are paid, dividend privileges during the vesting period. During 2002 and 2001, 4,500 and 500 shares, respectively were granted to officers. BFSB recognized compensation expense for the MSBP of $8 and $59 for the years ended September 30, 2002 and 2001, respectively. At September 30, 2002 and 2001, there were 5,500 and 3,292, respectively of awarded but unvested shares, and at September 30, 2002 there were 14,184 shares available for future awards.

Stock Option Plan. On October 2, 1996, the Company's Board of Directors approved the Stock Option Plan ("Stock Option Plan"). The terms of the Stock Option Plan provide for the granting of up to 105,800 shares of common stock to certain officers and directors. The Stock Option Plan provides for the granting of both incentive and non-incentive stock options. The terms of the options may not exceed 10 years from the date the options are granted. Incentive stock options granted to stockholders with 10% or less of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 100% of the fair market value at the grant date, and the term of the option may not exceed 10 years from the date of grant. Incentive stock options granted to stockholders with more than 10% of the total combined voting power of all classes of stock of the Company shall be granted at an option price of not less than 110% of the fair market value at the grant date, and the term of the option may not exceed 5 years from the date of the grant. Non-incentive stock options shall be granted at an option price of not less than the fair market value at the grant date. At September 30, 2002 there were 23,675 total shares available for future option grants under the Stock Option Plan.

(Continued)

(Dollars in thousands except per share data)

Changes in shares issuable under options granted for the years ended September 30, 2002 and 2001 are summarized as follows:

	Options outstanding		Options exercisable	
	Number of Shares	Weighted average exercise price	Number of Shares	Weighted average exercise price
Balance September 30, 2000	74,009	$ 11.24	50,463	$ 12.01
Granted	1,000	$ 13.60	–	–
Exercised	(7,600)	$ 11.75	(7,600)	$ 11.75
Became exercisable	–	–	14,805	$ 11.57
Balance September 30, 2001	67,409	$ 11.58	57,668	$ 11.71
Granted	11,000	$ 14.15	–	–
Exercised	(4,000)	$ 11.75	(4,000)	$ 11.75
Canceled	(6,000)	$ 10.70	(1,000)	$ 13.60
Became exercisable	–	–	1,529	$ 10.70
Balance September 30, 2002	68,409	$ 11.58	54,197	$ 11.69

The stock options outstanding at September 30, 2002 consist of the following:

Outstanding			Exercisable	
Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares	Weighted Average Exercise Price
49,764	$ 11.75	4.01 years	49,764	$ 11.75
2,116	12.06	5.97 years	1,692	12.06
2,645	10.25	7.21 years	1,587	10.25
2,884	10.13	7.63 years	1,154	10.13
2,000	14.48	9.48 years	–	14.48
5,000	15.25	9.67 years	–	15.25
4,000	12.60	9.82 years	–	12.60
68,409			54,197	

(Continued)

(Dollars in thousands except per share data)

Based on the terms of options granted and using the intrinsic value method, no compensation cost has been recognized for any stock option grants in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the estimated fair value at the grant date for its stock options, the Company's net income and net income per share for the years ended September 30, 2002 and 2001 would have been as follows:

			2002	2001
Net income:	As reported	$	95	211
	Pro forma		90	192
Basic earnings per share:	As reported	$	.12	.27
	Proforma		.11	.25
Diluted earnings per share:	As reported	$	.12	.27
	Pro forma		.11	.24

The per share weighted-average fair value of stock options granted during 2002 and 2001 for this pro forma disclosure was $2.03 and $2.22, determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 4.8% and 4%, risk-free interest rates of 1.67% and 2.75%, volatility factor of 27% and 21%, and expected life of 7 and 10 years for the years ended September 30, 2002 and 2001, respectively.

Severance Agreements. BFSB has five severance agreements with its executive officers. Such agreements have a term of three years and provide for payments equal to three times average annual salary for the previous five years, in the event BFSB experiences a change in control. A change in control is defined as (1) a sale of more than 25% of the assets of BFSB or the Holding Company; (2) any merger or recapitalization whereby BFSB or the Holding Company is not the surviving entity; (3) a change in control as determined by the OTS; or (4) acquisition directly or indirectly of 25% or more of the voting stock of BFSB or the Holding Company by an individual, entity or group.

(Continued)

(Dollars in thousands except per share data)

(11) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

		2002	2001
Number of shares on which basic earnings per share is calculated:			
Average outstanding common shares during the fiscal year		795,353	780,433
Add: Incremental shares under stock option plans		9,015	10,753
Incremental shares related to MSBP		355	448
Number of shares on which diluted earnings per share is calculated		804,723	791,634
Net income applicable to common stockholders	$	95	211
Basic earnings per share	$	0.12	.27
Diluted earnings per share	$	0.12	.27

Stock options and MSBP awards of 7,000 and 7,826 shares for the years ended September 30, 2002 and 2001, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

(12) Regulatory Capital

BFSB is required to meet three capital requirements: a tangible capital requirement equal to not less than 1.5% of tangible assets (as defined in the regulations), a core capital requirement, comprised of tangible capital adjusted for supervisory goodwill and other defined factors, equal to not less than 4.0% of tangible assets, and a risk-based capital requirement equal to at least 8.0% of all risk-weighted assets. For risk-weighting, selected assets are given a risk assignment of 0% to 100%. BFSB's total risk-weighted assets at September 30, 2002 and 2001 were approximately $47,671 and $33,816, respectively.

(Dollars in thousands except per share data)

BFSB's compliance with capital requirements at September 30, 2002 and 2001 follows:

	Actual		Minimum to be adequately capitalized under prompt corrective actions provision		Minimum to be well capitalized under prompt corrective actions provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Total capital (to risk-weighted assets)	$ 11,043	23.17%	$ 3,814	8.00%	$ 4,766	10.00%
Core (Tier 1) capital (to risk-weighted assets)	10,706	22.45	1,908	4.00	2,861	6.00
Core (Tier 1) capital (to adjusted assets)	10,706	14.32	2,991	4.00	3,738	5.00
Tangible capital (to tangible assets)	10,561	14.13	1,121	1.50	1,121	1.50
As of September 30, 2001:						
Total capital (to risk-weighted assets)	$ 11,808	34.92%	$ 2,705	8.00%	$ 3,382	10.00%
Core (Tier 1) capital (to risk-weighted assets)	11,500	34.01	1,353	4.00	2,029	6.00
Core (Tier 1) capital (to adjusted assets)	11,500	17.12	2,687	4.00	3,358	5.00
Tangible capital (to tangible assets)	11,463	17.07	1,007	1.50	1,007	1.50

Failure to comply with applicable regulatory capital requirements can result in capital directives from the director of the Office of Thrift Supervision (OTS), restrictions on growth, and other limitations on a savings bank's operations.

(Continued)

(Dollars in thousands except per share data)

Consolidated stockholders' equity differs from BFSB's tangible, core, and risk-based capital at September 30 as a result of the following:

		2002	2001
Consolidated stockholders' equity	$	13,454	13,558
Holding Company net assets		(2,287)	(1,668)
BFSB capital		11,167	11,890
Subtract goodwill on acquisition		(179)	(179)
Add back (subtract) unrealized losses (gains) on certain available-for-sale securities		(282)	(211)
Tangible and core capital		10,706	11,500
Allowance for loan losses (limited to 1.25% of risk-weighted assets)		337	308
Risk-based capital	$	11,043	11,808

In accordance with OTS regulations, at the time of conversion, BFSB restricted a portion of retained earnings by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible holders who continue to maintain their accounts in BFSB after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of BFSB, and only in such an event, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying account balances then held.

In addition, savings banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions with prior notice to the OTS during any calendar year up to 100% of year-to-date net income plus 50% of the amount in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an institution is deemed to be in need of more than normal supervision. BFSB currently exceeds its fully phased-in capital requirements and has been assessed as "well-capitalized" under the regulatory guidelines as of September 30, 2002.

(13) Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments outstanding at September 30, 2002 whose contract amounts represent credit risk include:

Unfunded loans in process	$	1,666
Commitments to extend credit at fixed rates		581
Commitments to extend credit at adjustable rates		688
Unfunded lines and letters of credit		1,121

(14) Commitments

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(15) Fair Value of Financial Instruments

The Company is required to disclose the fair value of financial instruments, whether recognized or not recognized on the balance sheet. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both imposes a contractual obligation on one entity to deliver cash or another financial instrument to a second entity.

Quoted market prices are used for fair value when available, but do not exist for some of the Company's financial instruments, primarily loans, time deposits and FHLB advances. The fair value of these instruments has been derived from the OTS Net Portfolio Value Model (OTS Model). The OTS Model primarily employs the static discounted cash flow method which estimates the fair value of loans, time deposits and FHLB advances by discounting the cash flows the instruments are expected to generate by the yields currently available to investors on instruments of comparable risk and duration. Therefore, to calculate present value, the OTS Model makes assumptions about the size and timing of expected cash flows and appropriate discount rates. Different assumptions could materially change these instruments' estimated values.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Financial Assets. Due to the liquid nature of the instruments, the carrying value of cash and cash equivalents and interest-bearing deposits approximates fair value. For all investment and mortgage-backed securities, the fair value is based upon quoted market prices. The fair value of loans receivable was derived from the OTS Model. The fair value of accrued interest receivable approximates book value as the Company expects contractual receipt in the short-term. The fair value of FHLB stock approximates its carrying value.

(Dollars in thousands except per share data)

Financial Liabilities. The fair value of NOW and demand accounts and non-term savings deposits approximates book values as these deposits are payable on demand. The fair value of time deposits and FHLB advances was derived from the OTS Model.

Off-Balance Sheet. No fair value adjustment is necessary for commitments made to extend credit which represent commitments for loan originations. These commitments are at variable rates, or are for loans with terms of less than one year and have interest rates which approximate prevailing market rates.

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding comparable market interest rates, future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred tax assets and liabilities, premises and equipment, goodwill and other intangible assets. In addition, the tax effect of the difference between the fair value and carrying value of financial instruments can have a significant effect on fair value estimates and have not been considered in the estimates presented herein.

The approximate book value and fair value of the Company's financial instruments as of September 30 are as follows:

	2002		2001	
	Book value	**Fair value**	**Book value**	**Fair value**
Assets:				
Cash and cash equivalents	$ 2,686	2,686	5,897	5,897
Investment and mortgage-backed securities available-for-sale	18,109	18,109	22,003	22,003
Stock in FHLB	1,200	1,200	1,128	1,128
Loans receivable, net	49,339	51,517	37,058	38,192
Accrued interest receivable	420	420	429	429
Liabilities:				
Deposits	46,783	48,733	40,709	41,465
Advances from FHLB	14,200	15,765	13,400	13,807

(Continued)

(Dollars in thousands except per share data)

(16) Acquisition

On December 27, 2000, the Bank purchased the building, equipment, loans and acquired the deposit liabilities of the Gillette, Wyoming branch of Hulett National Bank for a purchase price of $675. The transaction was accounted for as a purchase and accordingly, the consolidated financial statements for the period ended September 30, 2001 include the results of operations of the acquired branch since the date of purchase. Cash received in the branch acquisition totaled $773. The purchase consisted of $95 of loans, $387 of premises and equipment and the assumption of $1,353 in deposits and $211 of accrued interest and other liabilities. The premium paid over historical carrying values was $309, which has been allocated to goodwill and deposit premium in the amounts of $187 and $122, respectively.

(17) Holding Company Information (Condensed)

The summarized financial information for Crazy Woman Creek Bancorp Incorporated is presented below. Intercompany balances and transactions are noted parenthetically.

Condensed Balance Sheets

		September 30,	
		2002	**2001**
Assets			
Cash (demand account with BFSB)	$	19	250
Investment in subsidiary		10,824	11,890
Loan to ESOP		343	389
Note receivable - BFSB		1,340	–
Deferred tax asset		98	10
Investment securities available-for-sale - mutual funds		870	1,087
Income taxes receivable		55	27
Other assets		5	4
Total assets	$	13,554	13,657
Liabilities and Stockholders' Equity			
Dividends payable	$	97	97
Other liabilities		3	2
Stockholders' equity:			
Common stock		106	106
Additional paid-in capital		10,139	10,117
Unearned ESOP/MSBP shares		(411)	(429)
Retained earnings		6,858	7,125
Accumulated other comprehensive income, net		236	195
Treasury stock		(3,474)	(3,556)
Total stockholders' equity		13,454	13,558
Total liabilities and stockholders' equity	$	13,554	13,657

(Continued)

CRAZY WOMAN CREEK BANCORP INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements
(Dollars in thousands except per share data)

September 30, 2002 and 2001

Condensed Statements of Income

	Year Ended September 30,	
	2002	2001
Dividends from BFSB	$ 1,500	330
Dividends on mutual funds	14	11
Interest income (ESOP loan and loan to BFSB)	38	35
Other than temporary loss on investment available-for-sale	(188)	–
Management fee to BFSB	(60)	(60)
Other operating expenses	(74)	(49)
Income before distribution in excess of earnings of subsidiary and income taxes	1,230	267
Distributions in excess of earnings of subsidiary	(1,240)	(80)
(Loss) income before income taxes	(10)	187
Income tax benefit	105	24
Net income	$ 95	211

Condensed Statements of Cash Flows

	Year Ended September 30,	
	2002	2001
Net income	$ 95	211
Adjustments to reconcile net income to net cash provided by operating activities:		
Distributions in excess of earnings of subsidiary	1,240	80
Deferred income tax expense	(75)	–
Other than temporary loss on investment available-for-sale	188	–
Mutual fund dividends reinvested	(14)	(11)
Increase in dividends receivable – BFSB	–	200
Increase in income taxes receivable	(28)	(16)
Increase in other liabilities	1	–
Increase in other assets	(1)	(3)
Net cash provided by operating activities	1,406	461
Cash flows from investing activities:		
Origination of note receivable from BFSB	(1,500)	–
Principal payments received on BFSB note receivable	160	–
Principal payments received on ESOP note receivable	46	46
Net cash provided by investing activities	(1,294)	46

(Continued)

(Dollars in thousands except per share data)

Condensed Statements of Cash Flows, continued

		Year Ended September 30,	
		2002	2001
Cash flows from financing activities:			
Exercise of stock options	$	47	90
Cash dividends paid		(390)	(384)
Net cash used in financing activities		(343)	(294)
Net (decrease) increase in cash		(231)	213
Cash at beginning of year		250	37
Cash at end of year	$	19	250

Corporate Office

Crazy Woman Creek Bancorp, Incorporated and Buffalo Federal Savings Bank

106 Fort Street, P.O. Box 1020
Buffalo, Wyoming 82834-1020
(307) 684-5591

Board of Directors of Crazy Woman Creek Bancorp, Incorporated

Richard Reimann
Chairman of the Board

Greg L. Goddard
Secretary

Sandra K. Todd
Treasurer

Douglas D. Osborn

Thomas J. Berry

Deane D. Bjerke

Executive Officers

Gary J. Havens
President and Chief Executive Officer

John B. Snyder
Vice President and Chief Financial Officer

Jon S. Carlisle
Senior Vice President

Professional Advisors

Corporate Counsel
Kirven and Kirven
104 Fort Street
Buffalo, WY 82834

Transfer Agent and Registrar
Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401

Independent Auditors
KPMG LLP
1000 First Interstate Center
401 North 31st Street
Billings, MT 59101

Special Counsel
Mailzia Spidi & Fisch, PC
1100 New York Avenue, NW
Suite 340 West
Washington, D.C. 20005

Form 10-KSB

Crazy Woman Creek Bancorp Incorporated's Annual Report for the year ended September 30, 2002 filed with the Securities and Exchange Commission on Form 10-KSB, excluding exhibits, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write or call the Corporate Secretary at the Company's Corporate Office in Buffalo, Wyoming. All public reports of the Company are available on the SEC's web site at www.sec.gov. The Annual Meeting of Stockholders will be held on January 29, 2003 at 3:00 p.m. at the Company's main office located at 106 Fort Street, Buffalo, Wyoming.

Crazy Woman Creek Bancorp, Incorporated
106 Fort Street
P.O. Box 1020
Buffalo, WY 82834
(307) 684-5591